September 18, 2008

Mr. Kerr Taylor
President and Chief Executive Officer
AmREIT Monthly Income & Growth Fund IV, L.P.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: AmREIT Monthly Income & Growth Fund IV, L.P.
Amendment No. 2 to Form 10
Filed on August 29, 2008
File No. 0-53203

Dear Mr. Taylor:

We have reviewed your response letter dated August 29, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form 10 dated August 29, 2008

Note 7 – Subsequent Events, page F-8

1.   As noted in your response to comment 7, in the next amendment of this filing please include audited financial statements required by Rule 8-06 of Regulation S-X for Woodlake Square, Westheimer Gessner and Village on the Green. Similarly advise us how you considered your investment in Shadow Creek.

Form 10-Q for the Six Months Ended June 30, 2008

Financial Statements and Notes

Note 4 – Acquired Lease Intangibles, page 10

2.   We note that you acquired below-market leases as of June 30, 2008 that you are accreting as an adjustment to rental income over the remaining lease term. The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please clarify whether the utilization of this methodology is consistent with your utilization of the remaining term of the leases. Similarly consider updating your significant accounting policies to clarify your treatment of above and below-market leases.

Note 10 – Real Estate Acquisitions and Dispositions, page 13

3.   Your disclosure indicates that you acquired Village on the Green for approximately $3.2 million and accounted for the transaction as a purchase under SFAS 141. Per page 4, we also note you placed $6.2 million in debt that was funded directly to the buyer. Please clarify why the $6.2 million in debt was not considered as part of the total purchase price for this property. In addition, please explain how this transaction is reflected in your Statement of Cash Flows. Finally, discuss the consideration you gave to including disclosures required by paragraph 51 of SFAS 141, specifically as it relates to including the purchase price allocation.

Certifications

4.   We note that the certifications filed with your Form 10-Q includes the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) when you have not included a management's report on internal control. Please refer to Items 308 and 601(b)(31)(i) of Regulation S-K and revise your certifications accordingly.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jason W. Goode, Esq.
        Alston & Bird LLP
        Via facsimile (404) 881-7777